[GRAPHIC OMITTED] AHOLD                            SECOND QUARTER/HALF YEAR 2007
                                                                 August 30, 2007

                                                                Earnings Release

Q2 2007 HIGHLIGHTS

o    Operating income of EUR 291 million
o    Roll-out of Value Improvement Program remains on track
o Net income up EUR 2 billion due to divestment of U.S. Foodservice and Polish operations
o Return to shareholders increased from EUR 3 billion to EUR 4 billion through EUR 1 billion share buyback

Amsterdam, the Netherlands - Ahold today published its interim financial report for the second quarter and half year 2007. John Rishton, CFO and Acting President and CEO, said "The results show that we are continuing to make progress with our strategy for profitable growth. Of particular importance is that the roll-out of the Value Improvement Program at Stop & Shop and Giant-Landover remains on track, with customer perception of price reductions continuing to improve.

"I am pleased to announce that, as a consequence of the successful sale of U.S. Foodservice and our Polish operations, we have decided to return a further
EUR 1 billion to our shareholders by way of a share buyback program. This, together with the recently completed reverse stock split and EUR 3 billion capital repayment, takes the total value to be returned to shareholders to EUR 4 billion.

"With lower net debt we are revising our guidance on annual net interest expense for 2007 from a range of EUR 400 to EUR 450 million to between EUR 320 and EUR 340 million".

As announced earlier today, Ahold has decided to delist from the New York Stock Exchange. The decision is consistent with the company's strategy of improving its cost effectiveness by reducing complexity without detracting from the integrity of its governance and control processes. Ahold's ADRs will continue to be traded on the over-the-counter (OTC) market in the United States.

FINANCIAL PERFORMANCE

SECOND QUARTER 2007
Net sales were EUR 6.6 billion, up 2% from the same period last year. At constant exchange rates, net sales increased by 5.6%.

Operating income was EUR 291 million, EUR 11 million lower than last year, reflecting an adverse currency exchange impact. Retail operating income was EUR 313 million, an operating margin of 4.7%. Core Corporate Center costs were EUR 22 million for the quarter, down EUR 13 million from a year ago.

Net income was EUR 2.2 billion, up EUR 2 billion from the same period last year as a result of the divestment of U.S. Foodservice and the company's Polish operations.

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL
GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA PEAPOD PINGO DOCE
STOP & SHOP TOPS / WE MAKE IT EASY TO CHOOSE THE BEST

2007021                             Page 1/4                       www.ahold.com

[GRAPHIC OMITTED] AHOLD                            SECOND QUARTER/HALF YEAR 2007
                                                                 August 30, 2007

                                                    Earnings Release - continued

Cash flow before financing was EUR 5.7 billion positive for the quarter, EUR 5.1 billion better than the same period last year, mainly as a result of the proceeds from the sale of U.S. Foodservice and the company's Polish operations.

FIRST HALF 2007
Net sales were EUR 15.2 billion, up 1.6% from the same period last year. At constant exchange rates, net sales increased by 6.1%.

Operating income was EUR 626 million, EUR 24 million lower than last year, reflecting an adverse currency exchange impact. Retail operating income was EUR 696 million, an operating margin of 4.6%. Core Corporate Center costs were EUR 55 million, down EUR 29 million from a year ago.

Net income was EUR 2.5 billion, up EUR 2 billion from the same period last year as a result of the divestment of U.S. Foodservice and the company's Polish operations.

Cash flow before financing was EUR 5.7 billion positive for the first half, EUR 5.2 billion better than the same period last year.

PERFORMANCE BY BUSINESS SEGMENT

STOP & SHOP / GIANT-LANDOVER
For the second quarter, net sales were $3.9 billion, up 1.9% compared with the same period last year; identical sales were up 1.1% at Stop & Shop (0.6% excluding gasoline net sales) and down 1% at Giant-Landover. Operating income was $161 million, or 4.1% of net sales - down $62 million from the same period last year. Margins were impacted by price investments related to the further roll-out of the Value Improvement Program. Furthermore, second quarter 2007 included restructuring charges of $26 million, partially offset by gains on the sale of assets of $13 million.

For the first half, net sales were $9 billion, up 1.8% compared with the same period last year; identical sales were up 0.7% at Stop & Shop (0.2% excluding gasoline net sales) and down 1.1% at Giant-Landover. Operating income was $389 million, or 4.3% of net sales, down $123 million from the same period last year.

GIANT-CARLISLE
For the second quarter, net sales were $1 billion, up 13.7% from the same period last year, due in part to the acquisition of the Clemens Markets stores in the fourth quarter of 2006; identical sales were up 2.7% (2.6% excluding gasoline net sales). Operating income increased by $7 million to $56 million or 5.6% of net sales. Similar to the second quarter last year, operating income was favorably impacted by seasonal holiday sales and low promotional spend.

For the first half, net sales were $2.3 billion, up 15% from the same period last year, due in part to the acquisition of the Clemens Markets stores in the fourth quarter of 2006; identical sales were up 3.7% (3.3% excluding gasoline net sales). Operating income increased by $13 million to $113 million or 4.9% of net sales.

ALBERT HEIJN
For the second quarter, net sales were EUR 1.8 billion, up 10.3% compared with the same period last year, due in part to the acquisition of the Konmar stores in the fourth quarter of 2006. Identical sales increased at Albert Heijn supermarkets by 6.2%. Operating income was EUR 130 million, or 7.1% of net sales, up EUR 28 million from the same period last year, as a result of higher identical sales, effective cost control and lower pension charges. Operating income in the second quarter of 2007 included gains on the sale of assets of EUR 9 million.

For the first half, net sales were EUR 4.2 billion, up 11.6% compared with the same period last year, due in part to the acquisition of the Konmar stores in the fourth quarter of 2006. Identical sales increased at Albert Heijn

Page 2/4                                                           www.ahold.com

[GRAPHIC OMITTED] AHOLD                            SECOND QUARTER/HALF YEAR 2007
                                                                 August 30, 2007

                                                    Earnings Release - continued

supermarkets by 7.6%. Operating income was EUR 280 million, or 6.7% of net sales, up EUR 76 million from the same period last year.

ALBERT / HYPERNOVA (CZECH REPUBLIC AND SLOVAKIA)
For the second quarter, net sales increased 10.7% to EUR 342 million. At constant exchange rates, net sales increased 9.4%. Identical sales increased 6.5%. Operating income was EUR 5 million compared to a EUR 4 million operating loss in the same period last year.

For the first half, net sales increased 10.2% to EUR 776 million. At constant exchange rates, net sales increased 7.9%. Identical sales increased 4.7%. Operating income was nil compared to an operating loss of EUR 14 million in the same period last year.

SCHUITEMA
For the second quarter, net sales grew 0.5% to EUR 771 million. Identical sales decreased 0.6%. Operating income was EUR 17 million, or 2.2% of net sales, down EUR 8 million from the same period last year as a result of improved conditions for Schuitema's franchisees and increased commercial activities.

For the first half, net sales grew 2.3% to EUR 1.8 billion. Identical sales increased 1.5%. Operating income was EUR 39 million, or 2.2% of net sales, down EUR 16 million from the same period last year.

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
For the second quarter, Ahold's share in income of joint ventures and associates was EUR 32 million, down EUR 1 million from the same period last year as a consequence of lower net income at ICA.

For the first half, Ahold's share in income of joint ventures and associates was EUR 54 million, down EUR 8 million from the same period last year.

Ahold Press Office: +31 (0)20 509 5343

Page 3/4                                                           www.ahold.com

[GRAPHIC OMITTED] AHOLD                            SECOND QUARTER/HALF YEAR 2007
                                                                 August 30, 2007

                                                    Earnings Release - continued
OTHER INFORMATION

Non-GAAP financial measures:

o Net sales at constant exchange rates. In certain instances, net sales exclude the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous period is adjusted using the average currency exchange rates for the first half or the second quarter of 2007 as the case may be in order to understand this currency impact. In certain instances, net sales are presented in local currency. Management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

o Identical sales, excluding gasoline net sales. Given that gasoline prices have recently experienced greater volatility than food prices, management believes that by excluding gasoline net sales, this measure provides a better insight into the recent effect of gasoline net sales on Ahold's identical sales.

o Core Corporate Center costs. Core Corporate Center costs relate to the core responsibilities of the Corporate Center, including Corporate Finance, Corporate Strategy, Internal Audit, Legal, Human Resources, Information Technology, Communications and the Corporate Executive Board. Total corporate costs also include results from other activities co-ordinated centrally but not allocated to any operating company. Management believes that this measure provides a better insight into the company's operating performance.

o Operating income in local currency. In certain instances, operating income is presented in local currency. Management believes this measure provides a better insight into the operating performance of foreign subsidiaries.

o Cash flow before financing. Cash flow before financing is the sum of net cash from operating activities and net cash from investing activities. Management believes that because this measure excludes net cash from financing activities, this measure is useful where such financing activities are discretionary, as in the case of voluntary debt prepayments.

          (In millions)                                Q2 2007        Q2 2006
          Cash flow before financing                   EUR 5,678      EUR 582
          Net cash from financing activities           EUR (217)      EUR (532)
          Net cash from operating, investing
          and financing activities                     EUR 5,461      EUR 50

          (In millions)                                HY 2007        HY 2006
          Cash flow before financing                   EUR 5,676      EUR 480
          Net cash from financing activities           EUR (472)      EUR (764)
          Net cash from operating, investing
          and financing activities                     EUR 5,204      EUR (284)

This earnings release should be read in conjunction with Ahold's interim financial report for the second quarter and half year 2007, which is available on www.ahold.com. This release contains certain non-GAAP financial measures which are further discussed in the interim financial report. The data provided in this earnings release are un-audited and are accounted for in accordance with IFRS unless otherwise stated.

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this earnings release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to plans for a EUR 1 billion share buyback program and the timing thereof, plans to delist from the NYSE and plans and expectations for the Value Improvement Program. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, the actions of Ahold's shareholders, competitors, customers, and other third parties, Ahold's liquidity needs exceeding expected levels, the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, the benefits from Ahold's plans and strategies being less than those anticipated, and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this earnings release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this earnings release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

Page 4/4                                                           www.ahold.com

[GRAPHIC OMITTED] AHOLD                        Koninklijke Ahold N.V.
                                               Second quarter and half year 2007
                                               August 30, 2007

================================================================================

                             KONINKLIJKE AHOLD N.V.

                            INTERIM FINANCIAL REPORT

                        SECOND QUARTER AND HALF YEAR 2007

================================================================================

ALBERT ALBERT HEIJN ALBERT.NL G1000 ETOS FEIRA NOVA GALL & GALL
GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA PEAPOD PINGO DOCE
STOP & SHOP TOPS / WE MAKE IT EASY TO CHOOSE THE BEST

                                               Koninklijke Ahold N.V.
                                               Interim Financial Report
                                               Second quarter and half year 2007

CONTENTS

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

      CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS                          3

      CONSOLIDATED INTERIM STATEMENTS OF RECOGNIZED INCOME AND EXPENSE       4

      CONSOLIDATED INTERIM BALANCE SHEETS                                    5

      CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS                          7

      NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS       8

OTHER FINANCIAL AND OPERATING INFORMATION                                   17

FORWARD-LOOKING STATEMENTS NOTICE                                           22

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(unaudited)

(Euros in millions, except per share data)            Note       HY 2007        HY 2006        Q2 2007        Q2 2006
                                                     ------    -----------    -----------    -----------    -----------
Net sales                                                 3         15,224         14,978          6,603          6,473
Cost of sales                                             6        (11,261)       (10,923)        (4,892)        (4,736)
                                                     ------    -----------    -----------    -----------    -----------
Gross profit                                                         3,963          4,055          1,711          1,737

Selling expenses                                                    (2,846)        (2,880)        (1,217)        (1,216)
General and administrative expenses                     4,5           (491)          (525)          (203)          (219)
                                                     ------    -----------    -----------    -----------    -----------
Total operating expenses                                  6         (3,337)        (3,405)        (1,420)        (1,435)
                                                     ------    -----------    -----------    -----------    -----------
Operating income                                          3            626            650            291            302

Interest income                                                         42             28             24             14
Financial expense                                                     (271)          (290)          (117)          (120)
                                                     ------    -----------    -----------    -----------    -----------
Net financial expense                                                 (229)          (262)           (93)          (106)

Share in income of joint ventures and
 associates                                               7             54             62             32             33
                                                     ------    -----------    -----------    -----------    -----------
Income before income taxes                                             451            450            230            229

Income taxes                                                           (99)          (107)           (48)           (58)
                                                     ------    -----------    -----------    -----------    -----------
Income from continuing operations                                      352            343            182            171

Income from discontinued operations                       8          2,117            122          2,046             48
                                                     ------    -----------    -----------    -----------    -----------
Net income                                                           2,469            465          2,228            219
                                                     ------    -----------    -----------    -----------    -----------
Attributable to:
  Common shareholders                                                2,461            453          2,224            214
  Minority interests                                                     8             12              4              5
                                                     ------    -----------    -----------    -----------    -----------
Net income                                                           2,469            465          2,228            219
                                                     ------    -----------    -----------    -----------    -----------
Net income per share attributable to common
 shareholders
  basic                                                               1.56           0.29           1.41           0.14
  diluted                                                             1.55           0.29           1.40           0.13

Weighted average number of common shares
 outstanding (x 1,000)
   basic                                                         1,579,702      1,555,389      1,580,630      1,555,474
   diluted                                                       1,590,446      1,556,263      1,591,184      1,660,535

Average USD exchange rate (euro per U.S. dollar)                    0.7508         0.8107         0.7397         0.7867

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

CONSOLIDATED INTERIM STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
(unaudited)

(Euros in millions)                                   HY 2007      HY 2006
                                                     ---------    ---------
Net income                                               2,469          465

Exchange rate differences in foreign interests            (161)        (327)
Cumulative exchange rate differences related to
 divestments                                              (111)           -
Gains (losses) on cash flow hedges - net                    25           31
Other - net                                                 (1)           -

Income (expense) recognized directly in equity            (248)        (296)
                                                     ---------    ---------
Total recognized income and expense                      2,221          169
                                                     ---------    ---------
Attributable to:
  Common shareholders                                    2,213          157
  Minority interests                                         8           12
                                                     ---------    ---------
Total recognized income and expense                      2,221          169
                                                     ---------    ---------

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

CONSOLIDATED INTERIM BALANCE SHEETS
(unaudited)

                                                                                    DECEMBER
                                                                     JULY 15,       31, 2006       DECEMBER
(Euros in millions)                                        NOTE        2007         PRO FORMA      31, 2006
                                                          ------   ------------   ------------   ------------
ASSETS

Property, plant and equipment                                             5,701          6,153          6,925
Investment property                                                         405            431            431
Goodwill                                                                    248            238          2,184
Other intangible assets                                                     339            354            470
Investments in joint ventures and associates                                798            799            799
Deferred tax assets                                                         451            499            528
Other non-current assets                                                    376            420            449
                                                          ------   ------------   ------------   ------------
Total non-current assets                                                  8,318          8,894         11,786
                                                          ------   ------------   ------------   ------------
Assets held for sale                                                        592          5,167            470
Inventories                                                               1,236          1,399          2,056
Income taxes receivable                                                     101            169            169
Receivables                                                                 854            949          1,938
Other current assets                                                        127            139            179
Cash and cash equivalents                                     10          7,040          1,725          1,844
                                                          ------   ------------   ------------   ------------
Total current assets                                                      9,950          9,548          6,656
                                                          ------   ------------   ------------   ------------
Total assets                                                             18,268         18,442         18,442
                                                          ------   ------------   ------------   ------------
End of period USD exchange rate (euro per U.S. dollar)                   0.7255         0.7576         0.7576

The December 31, 2006 pro forma column presents the balance sheet as if U.S. Foodservice was held for sale at that date.

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

CONSOLIDATED INTERIM BALANCE SHEETS - CONTINUED
(unaudited)

                                                                                    DECEMBER
                                                                     JULY 15,       31, 2006       DECEMBER
(Euros in millions)                                        NOTE        2007         PRO FORMA      31, 2006
                                                          ------   ------------   ------------   ------------
GROUP EQUITY AND LIABILITIES

Equity attributable to common shareholders                    12          7,456          5,030          5,030
Cumulative preferred financing shares                          9              -            169            169
Minority interests                                                           74             71             71
                                                          ------   ------------   ------------   ------------
Group equity                                                              7,530          5,270          5,270
                                                          ------   ------------   ------------   ------------
Pensions and other post-employment benefits                                 318            410            482
Deferred tax liabilities                                                     44             73             73
Provisions                                                                  391            411            523
Loans                                                                     2,908          4,162          4,170
Other non-current financial liabilities                                   1,749          1,883          1,905
Other non-current liabilities                                               151            192            198
                                                          ------   ------------   ------------   ------------
Total non-current liabilities                                             5,561          7,131          7,351
                                                          ------   ------------   ------------   ------------
Liabilities related to assets held for sale                                 340          1,487            226
Provisions                                                                  166            216            287
Income taxes payable                                                         71             32             32
Accounts payable                                                          2,005          2,193          2,955
Other current financial liabilities                                       1,631            782            789
Other current liabilities                                                   964          1,331          1,532
                                                          ------   ------------   ------------   ------------
Total current liabilities                                                 5,177          6,041          5,821
                                                          ------   ------------   ------------   ------------
Total group equity and liabilities                                       18,268         18,442         18,442
                                                          ------   ------------   ------------   ------------
End of period USD exchange rate (euro per U.S. dollar)                   0.7255         0.7576         0.7576

The December 31, 2006 pro forma column presents the balance sheet as if U.S. Foodservice was held for sale at that date.

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

(Euros in millions)                                   Note       HY 2007        HY 2006        Q2 2007        Q2 2006
                                                     ------    -----------    -----------    -----------    -----------
Cash generated from operations                           10            699            450            460            510
Income taxes (paid) received - net                                     (32)           103            (15)            89
                                                     ------    -----------    -----------    -----------    -----------
Operating cash flows from continuing operations                        667            553            445            599
Operating cash flows from discontinued operations                      158            111            124            179
                                                     ------    -----------    -----------    -----------    -----------
Net cash from operating activities                                     825            664            569            778

Purchase of non-current assets                                        (435)          (479)          (182)          (226)
Divestments of assets / disposal groups held
 for sale                                                               53            118             32             14
Acquisition of businesses, net of cash acquired                        (26)            (1)           (15)            (1)
Divestment of businesses, net of cash divested            8          5,231             51          5,229             (7)
Dividends from joint ventures and associates                            64             40             63             40
Interest received                                                       38             33             20             15
Other                                                                    7              7              3              6
                                                     ------    -----------    -----------    -----------    -----------
Investing cash flows from continuing operations                      4,932           (231)         5,150           (159)
Investing cash flows from discontinued operations                      (81)            47            (41)           (37)
                                                     ------    -----------    -----------    -----------    -----------
Net cash from investing activities                                   4,851           (184)         5,109           (196)

Interest paid                                                         (259)          (275)          (155)          (169)
Proceeds from loans                                                      -             10              -              -
Repayments of loans                                                   (174)           (38)           (53)           (12)
Changes in derivatives                                                 (15)           (10)            (4)             1
Changes in short-term borrowings                                        (4)            73             (4)          (185)
Proceeds from issuance of shares                                        25              1             13              1
Other                                                                  (33)           (34)           (11)           (12)
                                                     ------    -----------    -----------    -----------    -----------
Financing cash flows from continuing operations                       (460)          (273)          (214)          (376)
Financing cash flows from discontinued operations                      (12)          (491)            (3)          (156)
                                                     ------    -----------    -----------    -----------    -----------
Net cash from financing activities                                    (472)          (764)          (217)          (532)

Net cash from operating, investing and
 financing activities                                    10          5,204           (284)         5,461             50
                                                     ------    -----------    -----------    -----------    -----------
Average USD exchange rate (euro per U.S. dollar)                    0.7508         0.8107         0.7397         0.7867

For a reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheets, see note 10.

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Euros in millions, unless otherwise stated)

1 THE COMPANY AND ITS OPERATIONS

The principal activities of Koninklijke Ahold N.V. ("Ahold" or the "Company"), a public limited liability company with its registered seat in Zaandam, the Netherlands and its head office in Amsterdam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade supermarkets in the United States and Europe. In addition, some subsidiaries finance, develop and manage store sites and shopping centers primarily to support retail operations.

The activities of Ahold are to some extent subject to seasonal influences. Ahold's retail business generally experiences an increase in net sales in the fourth quarter of each year, resulting mainly from holiday sales.

The information in these condensed consolidated interim financial statements (hereafter "interim financial statements") is unaudited.

2 ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting." The accounting policies applied in these interim financial statements are consistent with those applied in Ahold's 2006 financial statements.

IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). For information on the principal differences between IFRS and US GAAP relevant to Ahold, see Note 35 to Ahold's 2006 consolidated financial statements.

Ahold's reporting calendar is based on 13 periods of four weeks, with HY 2007 and Q2 2007 comprising 28 and 12 weeks, respectively, and ending on July 15, 2007 (HY 2006 and Q2 2006: 28 and 12 weeks, respectively, ending on July 16,
2006). The financial year of Ahold's unconsolidated joint venture ICA AB ("ICA") corresponds to the calendar year. Any significant transactions and/or events between ICA's quarter-end and Ahold's quarter-end are taken into account in the preparation of Ahold's interim financial statements.

Euro equivalents of foreign currency amounts stated in the notes to these interim financial statements are determined using historical rates for settled items and closing rates for items to be settled as of July 15, 2007.

3 SEGMENT REPORTING

Ahold's operations are presented in seven business segments. In addition, Ahold's Corporate Center and certain unallocated costs are presented separately.

  Segment                        Significant operations in the segment
  ----------------------------   -----------------------------------------------
  Retail
  Stop & Shop / Giant-Landover   Stop & Shop, Giant-Landover and Peapod
  Giant-Carlisle                 Giant-Carlisle and Tops(1)
  Albert Heijn                   Albert Heijn, Etos, Gall & Gall and Ahold
                                  Coffee Company
  Albert / Hypernova             Czech Republic, Poland(2) and Slovakia
  Schuitema                      Schuitema (73.2%)
  Other retail                   Unconsolidated joint ventures ICA (60%) and
                                  JMR (49%)(1)

  Foodservice
  U.S. Foodservice               U.S. Foodservice(2)

  Corporate Center               Corporate staff (the Netherlands, Switzerland
                                  and the United States)

1.   Classified as held for sale and discontinued operation.
2.   Sold in the second quarter of 2007.

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

NET SALES

Net sales per segment are as follows:

                                    HY         HY          %           Q2         Q2          %
(Euros in millions)                2007       2006      change        2007       2006      change
                                 --------   --------   --------     --------   --------   --------
Stop & Shop / Giant-Landover        6,775      7,182       (5.7%)      2,921      3,047       (4.1%)
Giant-Carlisle                      1,724      1,618        6.6%         741        693        6.9%
                                 --------   --------   --------     --------   --------   --------
U.S. retail                         8,499      8,800       (3.4%)      3,662      3,740       (2.1%)
Albert Heijn                        4,191      3,756       11.6%       1,828      1,657       10.3%
Albert / Hypernova                    776        704       10.2%         342        309       10.7%
Schuitema                           1,758      1,718        2.3%         771        767        0.5%
                                 --------   --------   --------     --------   --------   --------
Europe retail                       6,725      6,178        8.9%       2,941      2,733        7.6%
                                 --------   --------   --------     --------   --------   --------
Ahold Group                        15,224     14,978        1.6%       6,603      6,473        2.0%
                                 --------   --------   --------     --------   --------   --------

Net sales of Ahold's U.S. segments in U.S. dollars are as follows:

                                    HY         HY          %           Q2         Q2          %
(U.S. dollars in millions)         2007       2006      change        2007       2006      change
                                 --------   --------   --------     --------   --------   --------
Stop & Shop / Giant-Landover        9,025      8,862        1.8%       3,947      3,872        1.9%
Giant-Carlisle                      2,297      1,997       15.0%       1,002        881       13.7%
                                 --------   --------   --------     --------   --------   --------
Net sales of U.S. segments in
 USD                               11,322     10,859        4.3%       4,949      4,753        4.1%
Average USD exchange rate          0.7508     0.8107       (7.4%)     0.7397     0.7867       (6.0%)
                                 --------   --------   --------     --------   --------   --------
Net sales of U.S. segments in
 EUR                                8,499      8,800       (3.4%)      3,662      3,740       (2.1%)
                                 --------   --------   --------     --------   --------   --------

Net sales of Ahold's unconsolidated joint venture ICA amounted to EUR 4,281 and EUR 3,488 for HY 2007 and HY 2006, respectively (Q2 2007 and Q2 2006: EUR 2,236 and EUR 1,827, respectively). The increase primarily reflects ICA's acquisition of the remaining stake in the previously unconsolidated joint venture Rimi Baltic AB in December 2006.

OPERATING INCOME

Operating income (loss) per segment is as follows:

                                    HY         HY          %           Q2         Q2          %
(Euros in millions)                2007       2006      change        2007       2006      change
                                 --------   --------   --------     --------   --------   --------
Stop & Shop / Giant-Landover          292        414      (29.5%)        119        175      (32.0%)
Giant-Carlisle                         85         81        4.9%          42         39        7.7%
                                 --------   --------   --------     --------   --------   --------
U.S. retail                           377        495      (23.8%)        161        214      (24.8%)

Albert Heijn                          280        204       37.3%         130        102       27.5%
Albert / Hypernova                      0        (14)     100.0%           5         (4)     225.0%
Schuitema                              39         55      (29.1%)         17         25      (32.0%)
                                 --------   --------   --------     --------   --------   --------
Europe retail                         319        245       30.2%         152        123       23.6%

Corporate Center                      (54)       (68)      20.6%         (16)       (28)      42.9%
Unallocated                           (16)       (22)      27.3%          (6)        (7)      14.3%
                                 --------   --------   --------     --------   --------   --------
Ahold Group                           626        650       (3.7%)        291        302       (3.6%)
                                 --------   --------   --------     --------   --------   --------

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

Operating income of Ahold's U.S. segments in U.S. dollars is as follows:

                                    HY         HY          %           Q2         Q2          %
(U.S. dollars in millions)         2007       2006      change        2007       2006      change
                                 --------   --------   --------     --------   --------   --------
Stop & Shop / Giant-Landover          389        512      (24.0%)        161        223      (27.8%)
Giant-Carlisle                        113        100       13.0%          56         49       14.3%
                                 --------   --------   --------     --------   --------   --------
Operating income of
 U.S. segments in USD                 502        612      (18.0%)        217        272      (20.2%)
Average USD exchange rate          0.7508     0.8107       (7.4%)     0.7397     0.7867       (6.0%)
                                 --------   --------   --------     --------   --------   --------
Operating income of
 U.S. segments in EUR                 377        495      (23.8%)        161        214      (24.8%)
                                 --------   --------   --------     --------   --------   --------

Stop & Shop / Giant-Landover
Operating income in Q2 2007 includes restructuring charges of USD 26 (EUR 19), mainly resulting from the closure of ten stores in the southern New Jersey market area. Operating income in Q2 2007 also includes expenses of USD 9 (EUR 6) related to an adjustment of payroll tax accruals related to prior years. Furthermore, gains of USD 13 (EUR 11) were realized on the sale of assets in Q2 2007, primarily a distribution facility. Operating income in Q1 2007 included restructuring charges of USD 9 (EUR 7) consisting primarily of severance charges and impairment losses.

In Q1 2006, operating income was positively affected by a one-time benefit of USD 27 (EUR 23) due to a negotiated plan amendment in other post-employment benefits. Furthermore, operating income in Q1 2006 included a gain of USD 23 (EUR 19) on the sale of real estate, primarily two distribution facilities. This gain in Q1 2006 was partially offset by restructuring and severance charges of USD 20 (EUR 17) in the same quarter related primarily to the closure of one of these facilities.

Albert Heijn
Albert Heijn recognized gains on the sale of assets of EUR 9 and EUR 7 in Q2 2007 and Q1 2007, respectively. The sale of some of these stores was required by the Netherlands competition authority, NMa, following the approval of the acquisition of Konmar stores from Laurus in 2006.

Corporate Center
Operating income of the Corporate Center in Q2 2007 includes a gain of EUR 7 resulting from a settlement of litigation with a vendor related to services provided in the past. Furthermore, operating income in Q2 2007 includes restructuring charges of EUR 4. Operating income in Q2 2006 included a release of a legal provision of EUR 7.

Unallocated
Unallocated costs include various general and administrative expenses that prior to the qualification of Tops and Poland as held for sale and discontinued operations were allocated to those entities within their respective segments. These costs are not allocable to Tops and Poland as costs from discontinued operations.

Included in operating income are impairments and gains and losses on the sale of assets and disposal groups held for sale. For an overview per segment, see notes 4 and 5 below.

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

4 IMPAIRMENT OF ASSETS

General and administrative expenses include the following impairments and reversals of impairments of non-current assets and disposal groups held for sale:

(Euros in millions)                HY 2007    HY 2006    Q2 2007    Q2 2006
                                  --------   --------   --------   --------
Stop & Shop / Giant-Landover            (4)       (11)         -         (1)
Giant-Carlisle                          (1)         -          -          -
U.S. retail                             (5)       (11)         -         (1)
Albert Heijn                            (4)        (3)        (2)        (1)
Albert / Hypernova                       -          -          -          -
Schuitema                               (4)         -         (3)         -
Europe retail                           (8)        (3)        (5)        (1)
Corporate Center                         -          -          -          -
                                  --------   --------   --------   --------
Ahold Group                            (13)       (14)        (5)        (2)
                                  --------   --------   --------   --------

For a discussion of significant impairments, see note 3.

5 GAINS AND LOSSES ON THE SALE OF ASSETS

General and administrative expenses include the following gains and losses on the sale of non-current assets and disposal groups held for sale:

(Euros in millions)                HY 2007    HY 2006    Q2 2007    Q2 2006
                                  --------   --------   --------   --------
Stop & Shop / Giant-Landover            12         19         11          -
Giant-Carlisle                           -          1          -          1
U.S. retail                             12         20         11          1
Albert Heijn                            16          3          9          1
Albert / Hypernova                       1          2          -          -
Schuitema                                4          1          3          1
Europe retail                           21          6         12          2
Corporate Center                         -          -          -          -
                                  --------   --------   --------   --------
Ahold Group                             33         26         23          3
                                  --------   --------   --------   --------

For a discussion of significant gains and losses on the sale of assets and disposal groups held for sale, see note 3.

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

6 EXPENSES BY NATURE

The aggregate of cost of sales and operating expenses can be specified by nature as follows:

(Euros in millions)                              HY 2007     HY 2006     Q2 2007     Q2 2006
                                                ---------   ---------   ---------   ---------
Cost of product                                    10,730      10,409       4,661       4,514
Employee benefit expenses                           2,071       2,108         897         883
Other store expenses                                  865         833         381         362
Depreciation, amortization and impairments            409         423         174         174
Rent expenses                                         297         289         129         121
Other expenses                                        226         266          70         117
                                                ---------   ---------   ---------   ---------
Total                                              14,598      14,328       6,312       6,171
                                                ---------   ---------   ---------   ---------

7 SHARE IN INCOME OF JOINT VENTURES AND ASSOCIATES

(Euros in millions)                              HY 2007     HY 2006     Q2 2007     Q2 2006
                                                ---------   ---------   ---------   ---------
ICA                                                    52          62          31          33
Other                                                   2           -           1           -
                                                ---------   ---------   ---------   ---------
Total                                                  54          62          32          33
                                                ---------   ---------   ---------   ---------

8 DISCONTINUED OPERATIONS

On November 6, 2006, Ahold announced its intention to divest U.S. Foodservice, its retail activities in Poland and Slovakia, the remaining Tops operations in New York and Pennsylvania and its 49% stake in JMR.

Ahold completed the sale of its Polish retail operation to an affiliate of French retailer Carrefour on July 2, 2007. The transaction is valued at EUR 375 million, and consists of a cash consideration and assumed debt. The final purchase price is subject to customary price adjustments.

On May 2, 2007, Ahold reached an agreement on the sale of U.S. Foodservice to Restore Acquisition Corp., a newly formed entity controlled by investment funds affiliated with Clayton, Dubilier & Rice ("CD&R") and Kohlberg Kravis Roberts ("KKR") for a purchase price of USD 7.1 billion (EUR 5.2 billion). The final purchase price is subject to customary price adjustments. Shareholder approval for the transaction was obtained at an Extraordinary General Meeting held on June 19, 2007 and the transaction closed on July 3, 2007.

At year-end 2006, Poland and JMR qualified as held for sale and discontinued operations. Tops and U.S. Foodservice qualified as held for sale and discontinued operations during Q1 2007 and Q2 2007, respectively. Slovakia did not qualify as held for sale and discontinued operation as at Q2 2007.

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

Income from discontinued operations, consisting of results from discontinued operations and result on divestments, can be specified as follows:

Segments                                       Discontinued operations           HY 2007     HY 2006     Q2 2007      Q2 2006
-------------------------------------   -------------------------------------   ---------   ---------   ---------    ---------
(Euros in millions)
Giant-Carlisle                          Tops                                           (1)         10           -            7
Albert / Hypernova                      Poland                                          1          19           2           (6)
Other retail                            JMR                                            14          12           2            7
U.S. Foodservice                        U.S. Foodservice                              100          88          41           46
                                        -------------------------------------   ---------   ---------   ---------    ---------
Results from discontinued
 operations                                                                           114         129          45           54
Albert / Hypernova                      Poland                                        253           -         253            -
U.S. Foodservice                        U.S. Foodservice                            1,754           -       1,754            -
Various                                 Various                                        (4)         (7)         (6)          (6)
                                        -------------------------------------   ---------   ---------   ---------    ---------
Result on divestments                                                               2,003          (7)      2,001           (6)
                                                                                ---------   ---------   ---------    ---------
Income from discontinued
 operations -  net of income taxes                                                  2,117         122       2,046           48
                                                                                ---------   ---------   ---------    ---------

Tops' results in HY 2007 include restructuring and related charges of USD 37 (EUR 28), of which USD 22 (EUR 16) was recognized in Q2 2007. As a result of JMR's classification as held for sale and discontinued operation, JMR is no longer accounted for using the equity method as of 2007. JMR's result for HY 2007 represents dividends and fees received. The result of Poland in Q1 2006 included a gain on the sale of two shopping centers of EUR 39.

The result on divestments in HY 2007 can be summarized as follows:

(Euros in millions)                                                     HY 2007
                                                                       --------
Cash received                                                             5,512
Cash repayable                                                              (11)
Net assets divested (including cash and cash equivalents of EUR 281)     (3,603)
Cumulative exchange rate differences transferred from equity                111
Income taxes                                                                 (6)
                                                                       --------
Result on divestments                                                     2,003
                                                                       --------

The result on divestments under US GAAP will be significantly lower than under IFRS as a result of:

o differences in carrying amounts of the net assets divested (mainly related to goodwill, brand names and deferred tax assets); and
o different cumulative exchange rate differences transferred from equity, mainly because (i) Ahold applied the one-time exemption to set the currency translation reserve under IFRS to zero as of the transition date to IFRS (December 29, 2003) and (ii) accounting principles related to the recognition of exchange rate differences upon partial divestments are different under US GAAP.

9 CUMULATIVE PREFERRED FINANCING SHARES

On January 2, 2007, 100,802,061 cumulative preferred financing shares with a par value of EUR 169 were converted into 22,419,051 common shares; such conversion being effected by (i) conversion of 22,419,051 cumulative preferred financing shares into 22,419,051 common shares and (ii) the acquisition for no consideration of 78,383,010 cumulative preferred financing shares by Ahold.

From the date Ahold received irrevocable notification of the conversion to common shares (November 30, 2006) until the conversion date, the preferred financing shares that have been converted were classified as a separate class of equity. On July 10, 2007, the 78,383,010 cumulative preferred financing shares acquired by the Company were cancelled.

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

10 CASH FLOW

The following table presents a reconciliation between net income and cash generated from operations:

(Euros in millions)                                                   HY 2007     HY 2006     Q2 2007     Q2 2006
                                                                     ---------   ---------   ---------   ---------
Net income                                                               2,469         465       2,228         219
Adjustments for:
  Depreciation, amortization and impairments                               409         423         174         174
  Gain on the sale of assets and disposal groups held for sale             (33)        (26)        (23)         (3)
  Net financial expense                                                    229         262          93         106
  Share in income of joint ventures and associates                         (54)        (62)        (32)        (33)
  Income taxes                                                              99         107          48          58
  Income from discontinued operations                                   (2,117)       (122)     (2,046)        (48)
  Other                                                                     16          13           9           6
                                                                     ---------   ---------   ---------   ---------
Operating cash flow before changes in working capital                    1,018       1,060         451         479
Changes in working capital:
  Inventories                                                               58          43           7          12
  Receivables and other current assets                                      63          98         (53)        (28)
  Payables and other current liabilities                                   (98)       (161)         85          70
Changes in non-current assets and liabilities                              (58)        (54)        (30)        (23)
Class action settlement                                                   (284)       (536)          -           -
                                                                     ---------   ---------   ---------   ---------
Cash generated from operations                                             699         450         460         510
                                                                     ---------   ---------   ---------   ---------

The following table presents the changes in cash and cash equivalent balances for the first half year of 2007 and 2006:

(Euros in millions)                                                                           HY 2007     HY 2006
                                                                                             ---------   ---------
Cash and cash equivalents of continuing operations beginning of the year                         1,844       2,228
Restricted cash                                                                                    (23)        (23)
Cash and cash equivalents related to discontinued operations                                        23           -
Cash and cash equivalents beginning of the year, including discontinued operations and
 excluding restricted cash                                                                       1,844       2,205
Net cash from operating, investing and financing activities                                      5,204        (284)
Effect of exchange rate differences on cash and cash equivalents                                   (29)        (67)
Restricted cash                                                                                     41          24
Cash and cash equivalents related to discontinued operations                                       (20)          -
                                                                                             ---------   ---------
Cash and cash equivalents of continuing operations end of the quarter                            7,040       1,878
                                                                                             ---------   ---------

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

11 COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

D&S c.s. LITIGATION

On August 22, 2006, the Joint Court of Appeals of the Netherlands Antilles and Aruba upheld the judgment of the Court of First Instance in the Netherlands Antilles of September 5, 2005, in which all claims filed by Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, "D&S c.s.") against Disco Ahold International Holdings N.V. were dismissed. D&S c.s. sought payment of approximately USD 47 (EUR 36) plus interest. Since D&S has not appealed with the Dutch Supreme Court within the set term, this judgment is now firm.

On April 26, 2005, D&S initiated legal proceedings in relation to the aforementioned claim against Ahold before the District Court of Haarlem in the Netherlands, seeking a similar amount in damages. On May 30, 2007, the District Court of Haarlem in its judgment decided against D&S c.s. and dismissed its claim against Ahold. D&S has announced it will appeal such judgment. D&S c.s. has taken initial steps to start arbitration proceedings against Disco in Argentina, but has to date not substantiated its claim. An arbitration panel was not appointed either. Disco believes it has meritorious defenses in these proceedings. As part of the sale of Disco to Cencosud in 2004, Ahold has indemnified Cencosud and Disco against this claim from D&S c.s.

COMMITMENTS AND CONTINGENT LIABILITIES

SALE OF U.S. FOODSERVICE
Indemnifications
The Stock Purchase Agreement dated May 2, 2007 by and between Ahold, Ahold U.S.A., Inc. and Restore Acquisition Corp., an entity controlled by investment funds associated with CD&R and KKR, and the other agreements related to the transaction (the "Contractual Documents"), as announced by Ahold on May 2, 2007, provide that Ahold shall indemnify and hold harmless U.S. Foodservice from and against damages and litigation expenses (including attorneys' fees and expenses) suffered, incurred or paid after the closing of the sale of U.S. Foodservice and all ancillary transactions contemplated by the Contractual Documents (the "Completion") relating to matters including (i) the previously disclosed putative class action filed against U.S. Foodservice by Waterbury Hospital, Cason, Inc., and Frankie's Franchise Systems Inc. in relation to certain U.S. Foodservice pricing practices for sales made by U.S. Foodservice prior to the Completion (the "Waterbury Litigation") and any actions that might be brought by any current or former U.S. Foodservice customers that concern the pricing practices at issue in such litigation for sales made by U.S. Foodservice prior to the Completion and (ii) the previously disclosed investigation commenced by the Civil Division of the U.S. Department of Justice into U.S. Foodservice's pricing practices for sales made to the U.S. Government prior to the Completion. On August 17, 2007 and August 24, 2007, two additional putative class actions were filed by customers of U.S. Foodservice, Catholic Healthcare West and Thomas & King, Inc., in the U.S. District Courts for the Northern District of California and the Southern District of Illinois, respectively. These two new actions involve the same pricing practices as those in the Waterbury Litigation and are covered by the indemnification provisions in the Contractual Documents. The new actions also name Ahold and two individuals as defendants.

Rent commitments
The aggregate amount of Ahold's minimum rental commitments to third parties (net of sublease income) under non-cancelable operating lease contracts was EUR 6,064 as of December 31, 2006. Of this amount, EUR 289 related to U.S. Foodservice.

Multi-employer pension plans
Ahold's estimated proportionate share of the total unfunded liabilities of the multi-employer pension plans it participates in amounted to EUR 614 as of January 1, 2005 (the latest available year of reliable information). Of this amount, EUR 100 related to U.S. Foodservice.

ICA TAX CLAIM
On June 15, 2007, ICA announced that the Swedish Tax Agency denied interest deductions of approximately
SEK 1.8 billion (EUR 195 million) claimed by ICA Finans AB for the period of 2001-2003. The Swedish Tax Agency's claim of SEK 705 million (EUR 76) includes penalties and interest. ICA will appeal the decision to the County Administrative Court. The Swedish Tax Agency has also given a statement to the County Administrative Court that denies ICA interest deductions of SEK 1.7 billion (EUR 184) that were claimed during 2004-2005. According to ICA, the interest deductions have been handled in accordance with the tax law. ICA will contest the Swedish Tax Agency's claim.

                                               Koninklijke Ahold N.V.
Condensed consolidated interim                 Interim Financial Report
financial statements                           Second quarter and half year 2007

A complete overview of commitments and contingencies as of December 31, 2006 is included in Note 34 to Ahold's 2006 consolidated financial statements.

12 SUBSEQUENT EVENTS

CAPITAL REPAYMENT AND REVERSE STOCK SPLIT
On June 19, 2007, a capital repayment and reverse stock split, as proposed on May 23, 2007, was approved at an Extraordinary General Meeting of Shareholders. On August 22, 2007, after close of New York Stock Exchange trading hours, the reverse stock split took place. Every five existing shares with a nominal value of EUR 0.24 each were consolidated into four new shares with a nominal value of EUR 0.30 each. The capital repayment of EUR 1.89 per existing share, EUR 3 billion in the aggregate, took place on August 28, 2007.

ONE BRAND STRATEGY CZECH REPUBLIC
On August 29, 2007, a new multi-format, one brand, strategy for the Czech Republic was announced.

SHARE BUYBACK
On August 30, 2007, Ahold announced its decision to return a further EUR 1 billion to its shareholders by way of a share buyback program, bringing the total value to be returned to shareholders to EUR 4 billion.

DELISTING NEW YORK STOCK EXCHANGE
On August 30, 2007, Ahold announced its intention to delist its American Depositary Receipts (ADRs) from the New York Stock Exchange, deregister from the U.S. Securities and Exchange Commission (SEC) and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934. The Company ADRs will continue to be traded on the over-the-counter (OTC) market in the United States.

                                               Koninklijke Ahold N.V.
                                               Interim Financial Report
Other financial and operating information      Second quarter and half year 2007

IDENTICAL(1) / COMPARABLE(2) SALES GROWTH (% YEAR OVER YEAR)

                          HY 2007          HY 2007          Q2 2007         Q2 2007
                         identical       comparable        identical       comparable
                       ------------     ------------     ------------     ------------
Stop & Shop                       0.7%             1.1%             1.1%             1.7%
Giant-Landover                   (1.1%)           (0.8%)           (1.0%)           (0.8%)
Giant-Carlisle                    3.7%             5.5%             2.7%             4.4%
Albert Heijn3                     7.6%                              6.2%
Albert / Hypernova                4.7%                              6.5%
Schuitema                         1.5%                             (0.6%)

1.   Net sales from exactly the same stores in local currency.
2. Identical sales plus net sales from replacement stores in local currency. Comparable sales are only reported for Ahold's US retail companies.
3.   Identical sales represent the identical sales of Albert Heijn supermarkets.

OPERATING MARGIN

Operating margin is defined as operating income as a percentage of net sales. For a discussion of operating income, see note 3 to the interim financial statements included in this report.

                                HY 2007      HY 2006       Q2 2007      Q2 2006
                               ---------    ---------     ---------    ---------
Stop & Shop / Giant-Landover           4.3%         5.8%          4.1%         5.8%
Giant-Carlisle                         4.9%         5.0%          5.6%         5.6%
Albert Heijn                           6.7%         5.4%          7.1%         6.2%
Albert / Hypernova                     0.0%        (2.0%)         1.5%        (1.3%)
Schuitema                              2.2%         3.2%          2.2%         3.3%
                               ---------    ---------     ---------    ---------
Total retail                           4.6%         4.9%          4.7%         5.2%
                               ---------    ---------     ---------    ---------

STORE PORTFOLIO(1)

                                      HY 2007     HY 2007      End of
                                     openings    closings      Q2 2007
                                    ----------  -----------  -----------
Stop & Shop / Giant-Landover                 7           (9)         573
Giant-Carlisle                               -            -          143
Albert Heijn(2)                             27          (16)       1,722
Albert / Hypernova                           -           (2)         319
Schuitema                                    6          (13)         451
                                    ----------  ------------  -----------
Total retail                                40          (40)       3,208
                                    ----------  -----------  -----------

1. Including franchise stores and associated stores, excluding discontinued operations.
2. Number of stores at the end of the quarter includes 982 specialty stores (Etos and Gall & Gall).

                                               Koninklijke Ahold N.V.
                                               Interim Financial Report
Other financial and operating information      Second quarter and half year 2007

EBITDA

EBITDA is defined as net income before net financial expense, income taxes, depreciation and amortization. EBITDA does not exclude impairments. Impairments per segment are disclosed in note 4 to the interim financial statements included in this report.

                                        HY           HY           %           Q2           Q2           %
(Euros in millions)                    2007         2006       change        2007         2006       change
                                    ----------  -----------  -----------  ----------  -----------  -----------
Stop & Shop / Giant-Landover               505          645       (21.7%)        209          272       (23.2%)
Giant-Carlisle                             133          124         7.3%          63           57        10.5%
                                    ----------  -----------  -----------  ----------  -----------  -----------
U.S. retail                                638          769       (17.0%)        272          329       (17.3%)

Albert Heijn                               357          278        28.4%         163          134        21.6%
Albert / Hypernova                          26           17        52.9%          16            9        77.8%
Schuitema                                   70           84       (16.7%)         31           37       (16.2%)
                                    ----------  -----------  -----------  ----------  -----------  -----------
Europe retail                              453          379        19.5%         210          180        16.7%

Corporate Center                           (53)         (67)       20.9%         (16)         (28)       42.9%
Unallocated                                (16)         (22)       27.3%          (6)          (7)       14.3%
                                    ----------  -----------  -----------  ----------  -----------  -----------
                                         1,022        1,059        (3.5%)        460          474        (3.0%)
Share in income of joint ventures
 and associates                             54           62       (12.9%)         32           33        (3.0%)
Income from discontinued
 operations                              2,117          122          n/m       2,046           48          n/m
                                    ----------  -----------  -----------  ----------  -----------  -----------
Total EBITDA                             3,193        1,243       156.9%       2,538          555       357.3%
                                    ----------  -----------  -----------  ----------  -----------  -----------

NET DEBT

                                                 July 15,     April 22,         %
(Euros in millions)                                2007         2007        change
                                                -----------  -----------  ----------
Loans                                                 2,908        3,926      (25.9%)
Finance lease liabilities                             1,055        1,123       (6.1%)
Cumulative preferred financing shares                   497          497           -
                                                -----------  -----------  ----------
Non-current portion of long-term debt                 4,460        5,546      (19.6%)
Loans, short-term borrowings and
 finance lease liabilities - current portion          1,502          578      159.9%
                                                -----------  -----------  ----------
Gross debt                                            5,962        6,124       (2.6%)
Less: cash and cash equivalents(1)                    7,040        1,560      351.3%
                                                -----------  ----------  -----------
Net debt                                             (1,078)       4,564     (123.6%)
                                                -----------  -----------  ----------

1. Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. Net cash book overdrafts amounted to EUR 131 and EUR 332 as of July 15, 2007 and April 22, 2007, respectively.

                                               Koninklijke Ahold N.V.
                                               Interim Financial Report
Other financial and operating information      Second quarter and half year 2007

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation from EBITDA to net income for Ahold consolidated and to operating income per segment is as follows for the first half year of 2007 and 2006, respectively:



                                                  Depreciation                   Net                       Net
                                       EBITDA         and        Operating    financial     Income        income
(Euros in millions)                    HY 2007    amortization     income      expense       taxes       HY 2007
                                     ----------   ------------   ----------   ---------   -----------   ----------
Stop & Shop / Giant-Landover                505           (213)         292
Giant-Carlisle                              133            (48)          85
U.S. retail                                 638           (261)         377
Albert Heijn                                357            (77)         280
Albert / Hypernova                           26            (26)           -
Schuitema                                    70            (31)          39
                                     ----------   ------------   ----------   ---------   -----------   ----------
Europe retail                               453           (134)         319
Corporate Center                            (53)            (1)         (54)
Unallocated                                 (16)             -          (16)
                                     ----------   ------------   ----------   ---------   -----------   ----------
                                          1,022           (396)         626        (229)          (99)         298
Share in income of joint ventures
 and associates                              54                                                                54
Income from discontinued
 operations                               2,117                                                             2,117
                                     ----------   ------------   ----------   ---------   -----------   ----------
Ahold Group                               3,193           (396)                    (229)          (99)      2,469
                                     ----------   ------------   ----------   ---------   -----------   ----------


                                                  Depreciation                   Net                       Net
                                       EBITDA         and        Operating    financial      Income       income
(Euros in millions)                    HY 2006    amortization     income      expense        taxes      HY 2006
                                     ----------   ------------   ----------   ---------   -----------   ----------
Stop & Shop / Giant-Landover                645           (231)         414
Giant-Carlisle                              124            (43)          81
                                     ----------   ------------   ----------   ---------   -----------   ----------
U.S. retail                                 769           (274)         495
Albert Heijn                                278            (74)         204
Albert / Hypernova                           17            (31)         (14)
Schuitema                                    84            (29)          55
                                     ----------   ------------   ----------   ---------   -----------   ----------
Europe retail                               379           (134)         245
Corporate Center                            (67)            (1)         (68)
Unallocated                                 (22)             -          (22)
                                     ----------   ------------   ----------   ---------   -----------   ----------
                                          1,059           (409)         650        (262)         (107)         281
Share in income of joint ventures
 and associates                              62                                                                 62
Income from discontinued
  operations                                122                                                                122
                                     ----------   ------------   ----------   ---------   -----------   ----------
Ahold Group                               1,243           (409)                    (262)         (107)         465
                                     ----------   ------------   ----------   ---------   -----------   ----------

                                               Koninklijke Ahold N.V.
                                               Interim Financial Report
Other financial and operating information      Second quarter and half year 2007

The reconciliation from EBITDA to net income for Ahold consolidated and to operating income per segment is as follows for the second quarter of 2007 and 2006, respectively:

                                                  Depreciation                   Net                       Net
                                       EBITDA         and        Operating    financial      Income       income
(Euros in millions)                    Q2 2007    amortization     income      expense        taxes       Q2 2007
                                     ----------   ------------   ----------   ---------   -----------   ----------
Stop & Shop / Giant-Landover                209            (90)         119
Giant-Carlisle                               63            (21)          42
                                     ----------   ------------   ----------   ---------   -----------   ----------
U.S. retail                                 272           (111)         161
Albert Heijn                                163            (33)         130
Albert / Hypernova                           16            (11)           5
Schuitema                                    31            (14)          17
                                     ----------   ------------   ----------   ---------   -----------   ----------
Europe retail                               210            (58)         152
Corporate Center                            (16)             -          (16)
Unallocated                                  (6)             -           (6)
                                     ----------   ------------   ----------   ---------   -----------   ----------
                                            460           (169)         291         (93)          (48)         150
Share in income of joint ventures
 and associates                              32                                                                 32
Income from discontinued
 operations                               2,046                                                              2,046
                                     ----------   ------------   ----------   ---------   -----------   ----------
Ahold Group                               2,538           (169)                     (93)          (48)       2,228
                                     ----------   ------------   ----------   ---------   -----------   ----------

                                                  Depreciation                   Net                       Net
                                       EBITDA         and        Operating    financial      Income       income
(Euros in millions)                    Q2 2006    amortization     income      expense        taxes       Q2 2006
                                     ----------   ------------   ----------   ---------   -----------   ----------
Stop & Shop / Giant-Landover                272            (97)         175
Giant-Carlisle                               57            (18)          39
                                     ----------   ------------   ----------   ---------   -----------   ----------
U.S. retail                                 329           (115)         214
Albert Heijn                                134            (32)         102
Albert / Hypernova                            9            (13)          (4)
Schuitema                                    37            (12)          25
                                     ----------   ------------   ----------   ---------   -----------   ----------
Europe retail                               180            (57)         123
Corporate Center                            (28)             -          (28)
Unallocated                                  (7)             -           (7)
                                     ----------   ------------   ----------   ---------   -----------   ----------
                                            474           (172)         302        (106)          (58)         138
Share in income of joint ventures
 and associates                              33                                                                 33
Income from discontinued
 operations                                  48                                                                 48
                                     ----------   ------------   ----------   ---------   -----------   ----------
Ahold Group                                 555           (172)                    (106)          (58)         219
                                     ----------   ------------   ----------   ---------   -----------   ----------

                                               Koninklijke Ahold N.V.
                                               Interim Financial Report
Other financial and operating information      Second quarter and half year 2007

This interim financial report includes the following non-GAAP financial measures:

1.   Identical sales.
     Identical sales are net sales from exactly the same stores in local currency for the comparable period. Management believes that by excluding the impact of newly opened stores and currency fluctuations, this measure provides a meaningful insight for investors into the operating performance of Ahold's retail companies.

2.   Comparable sales.
     Comparable sales are identical sales plus net sales from replacement stores in local currency for the comparable period. Management believes that comparable sales is a useful measure for investors. It is management's view that by excluding the impact of newly opened stores (except for replacement stores) and currency fluctuations, this measure provides useful additional information for investors on the operating performance of Ahold's U.S. retail companies.

3.   EBITDA.
     EBITDA is net income before net financial expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful performance measure for investors. EBITDA is commonly used by investors to analyze profitability between companies and industries by eliminating the effects of financing (i.e., net financial expense) and capital investments (i.e., depreciation and amortization).

4.   Net debt.
     Net debt is the difference between (i) the sum of long-term debt and short-term debt (i.e., gross debt) and (ii) cash and cash equivalents. Management believes that net debt is a useful measure for investors. In management's view, because cash and cash equivalents can be used, among other things, to repay indebtedness, netting this against gross debt is a useful measure of Ahold's leverage. Net debt may include certain cash items that are not readily available for repaying debt.

Management believes that these non-GAAP financial measures allow for a better understanding of Ahold's operating and financial performance. These non-GAAP financial measures should be considered in addition to, but not as substitutes for, the most directly comparable IFRS measures.

                                               Koninklijke Ahold N.V.
                                               Interim Financial Report
                                               Second quarter and half year 2007

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this interim financial report are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to plans to divest Tops Markets, activities in Slovakia and the Company's stake in JMR, plans for a EUR 1 billion share buyback program and the timing thereof, plans to delist from the NYSE, to deregister from the U.S. SEC and to have its ADRs trade on the OTC market. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as Ahold's ability to complete planned divestments on terms acceptable to Ahold, the ability to satisfy, or delays in satisfying, closing conditions to such divestments, the actions of Ahold's customers, competitors, courts and other third parties, Ahold's liquidity needs exceeding expected levels, the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, the benefits from Ahold's plans and strategies being less than those anticipated, the costs or other results of legal proceedings and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this interim financial report. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this interim financial report, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."